

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2025

Michael Comparato
Chief Executive Officer
Franklin BSP Real Estate Debt, Inc.
One Madison Avenue, Suite 1600
New York, New York 10010

> **Re: Franklin BSP Real Estate Debt, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed November 8, 2024**
> **File No. 000-56705**

Dear Michael Comparato:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael McTiernan, Esq.